GLOBAL corporate compliance

07028930

December 10, 2007

RECEIVED
DEC 17 2007
SEC MAIL PROCESSING SECTION
WASH. D.C. 161

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Q Gold Resources

Re: ~~Solana Petroleum Corp~~. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Interim Financial Statements for the period ended September 30, 2007
2. Management's Discussion and Analysis for the period ended September 30, 2007
3. CEO Certification for the period ended September 30, 2007
4. CFO Certification for the period ended September 30, 2007

PROCESSED
JAN 07 2008
THOMSON
FINANCIAL

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Junior Associate

encl

dlw 1/3

Global Corporate Compliance Inc. 850, 505 3rd Street SW Calgary AB T2P 3E6
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82 - 4931

Q-GOLD RESOURCES LTD.

Consolidated Financial Statements

September 30, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a) if an auditor has not performed a review of the interim financial statements, they must accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Board of Directors of the Corporation.

The Corporation's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Q-GOLD RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2007
(Unaudited - Prepared by Management)

		September 30 2007		December 31 2006
ASSETS				
Current assets				
Cash and term deposits	$	688,078	$	1,806,627
Goods and Services Tax (GST) Receivable		77,438		15,718
Prepaid Expenses		3,857		1,990
Current portion of amounts receivable from directors and officers (Note 3)		4,388		8,640
		773,761		1,832,975
Property Plant and Equipment (Note 5)		106,780		13,663
Amounts receivable from directors and officers (Note 3)		85,839		87,297
	$	**966,380**	**$**	**1,933,935**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	69,193	$	27,698
Share capital (Issued 39,981,401 shares) (Note 7)		11,260,399		9,547,430
Deficit		(10,363,213)		(7,641,193)
		897,186		1,906,237
	$	**966,380**	**$**	**1,933,935**

ON BEHALF OF THE BOARD OF DIRECTORS:

"Henry M. Meixner"
Henry M. Meixner, Director

"J. Bruce Carruthers II"
J. Bruce Carruthers II, Director

SEC MAIL RECEIVED PROCESSING SECTION
DEC 17 2007
WASH. D.C. 161

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

(Unaudited - Prepared by Management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	2007	2006
REVENUE				
Interest income	$ 9,098	$ 3,705	$ 36,196	$ 6,591
	9,098	3,705	36,196	6,591
EXPENSE				
Accounting	$ 9,915	$ 1,930	$ 41,771	$ 14,438
Amortization	8,544	1,112	15,472	3,446
Compliance agency fees	10,084	6,022	28,102	36,564
Consulting fees (Note 8)	16,489	11,250	16,489	46,500
Financing fees	-	(45)	-	8,835
Mine Centre, Ontario mineral exploration properties (Note 4)	638,034	258,704	2,283,539	728,465
Insurance	465	1,333	15,203	2,436
Interest	79	(11)	199	2,691
Legal Fees	(1,968)	2,867	26,302	21,363
Management fees (Note 8)	46,179	30,286	145,077	89,483
Miscellaneous expenses	3,674	(3,537)	7,522	61
Office	15,374	13,466	70,949	45,040
Professional/ Geological services	(14,520)	6,767	715	17,598
Promotion and investor relations	20,666	18,342	86,849	39,467
Taxes	28,927	23,364	104,401	23,637
Travel	6,049	3,273	25,085	11,940
	787,993	375,123	2,867,675	1,091,964
INCOME (LOSS) BEFORE FOREIGN EXCHANGE & EXTRAORDINARY ITEMS	(778,895)	(371,419)	(2,831,479)	(1,085,374)
FOREIGN EXCHANGE GAIN (LOSS)	11,201	22,587	109,460	2,324
NET INCOME FOR THE PERIOD	**(767,694)**	**(348,832)**	**(2,722,019)**	**(1,083,050)**
DEFICIT, BEGINNING OF PERIOD	(9,595,519)	(6,935,239)	(7,641,193)	(6,201,021)
DEFICIT, END OF PERIOD	$ (10,363,213)	$ (7,284,071)	$ (10,363,213)	$ (7,284,071)
NET INCOME (LOSS) PER SHARE	$ (0.02)	$ (0.02)	$ (0.07)	$ (0.06)

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited - Prepared by Management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	2007	2006
Cash was provided by (used for)				
Operating activities				
Net Income (Loss) for the period	$ (767,694)	$ (348,832)	$ (2,722,019)	$ (1,083,050)
Items not requiring cash				
Amortization of capital assets	8,544	1,112	15,472	3,446
Acquisition of Mineral Properties in a non-cash transaction (Note 4)	56,446	-	381,922	100,000
Unrealized foreign exchange gain	(49,595)	987	(74,493)	13,421
	(752,300)	(346,733)	(2,399,119)	(966,183)
Changes in non-cash working capital items	86,488	(75,525)	19,404	(62,644)
	(665,812)	(422,258)	(2,379,715)	(1,028,827)
Investing activities				
Amounts receivable from directors and officers (Note 3)	1,418	2,098	5,710	6,263
Purchase of capital assets (Note 5)	(47,625)	(988)	(108,892)	(988)
	(46,207)	1,110	(103,182)	5,275
Financing activities				
Proceeds (Repayment) from short term loans (Note 6)	-	-	-	(16,339)
Net Proceeds from equity financing(s) (Note 7)	10,919	-	1,364,348	1,648,009
	10,919	-	1,364,348	1,631,670
Change in cash (Decrease)	(701,100)	(421,148)	(1,118,549)	608,118
Cash, beginning of period	1,389,178	1,036,970	1,806,627	7,704
Cash, end of period	$ 688,078	$ 615,822	$ 688,078	$ 615,822

SEC MAIL PROCESSING SECTION RECEIVED DEC 17 2007 WASH. D.C.

1 GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At September 30, 2007 the Company had accumulated losses amounting to $10,363,213. The ability of the Company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements.

2 SIGNIFICANT ACCOUNTING POLICIES

Incorporation

The Company was originally incorporated under the name Solana Petroleum Corp. under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998. As part of its restructuring, the Company changed its name on January 21, 2004 to **Q-Gold Resources Ltd.**

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Ontario subsidiary, Q-Gold (Ontario) Ltd., and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited. Q-Gold (Ontario) Ltd. was incorporated for the purpose of holding title to the Company's Mineral Properties in Ontario. Solana Petroleum Holdings Limited was originally incorporated to hold the Company's interest in international oil and gas projects, of which it does not have any.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Mineral Properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

Future income taxes

The Company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the Company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the Company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2007 and 2006.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average shares outstanding for the nine month period ended September 30, 2007 were 37,405,696 (2006 – 19,230,570). Diluted weighted average shares for the nine month period ended September 30, 2007 were 67,782,360 (2006 – 27,874,831).

Stock options

The Company has adopted the recommendations of the CICA handbook section 3870 with respect to stock-based compensation and stock-based payments. The recommendation requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the income statement and the use of the fair value method for all other types of stock-based compensation plans.

Financial instruments

The Company's financial instruments at September 30, 2007 and September 30, 2006 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

Measurement of uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue recognition

Interest income is recognized as it is earned.

3 AMOUNTS RECEIVABLE FROM DIRECTORS AND OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the Company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the Company. On March 1, 2003, the Company received promissory notes from Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President and Chief Financial Officer Eric A. Gavin in the amount of $105,840 and $16,447 respectively. Monthly principal and interest payments total $750 and $200 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008.

4 MINERAL PROPERTIES

On April 18, 2003, the Company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mineral Properties"). The Mineral Properties include both the historic Foley and Golden Star gold mines, which combined produced over 16,000 ounces of gold in the 1890s and 1930s.

Under the terms of the Hexagon Gold agreement, Q-Gold acquired the Mineral Properties through the issuance of 5,000,000 common shares to Hexagon Gold. The shareholders approved this transaction at a shareholders' meeting held on December 23, 2003. The acquisition was deemed a reverse take over transaction by the Exchange. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Q-Gold. Final approval was received from the Exchange for the reverse take over transaction, the acquisition of the Mineral Properties and the issuance of shares to Hexagon Gold in September of 2005. The option was formally exercised on October 4, 2005.

Pursuant to the terms of the Hexagon Gold agreement, Q-Gold completed the purchase of 640 acres of Crown Mining Leases near Mine Centre, Ontario, including the historic Foley Gold Mine by making a $2,500 cash payment, issuing 250,000 common shares and granting a Net Smelter Return ("NSR") of two percent (2.0%) on all metals production form the property to the owners. In February of 2006, the Company finalized the purchase and sale agreement completing the acquisition

Also, pursuant to the terms of the Hexagon Gold agreement, the Company reached an agreement with the owners of the "Cousineau Tract" in March of 2006, whereby the Company issued 375,000 common shares valued at $75,000 ($0.20/share) and granted a 2.5% NSR to the owners in return for a 100% interest in the Tract. This tract consists of 5,840 contiguous acres of prospective gold and base metals mining claims and is located near Mine Centre, Ontario.

On June 5, 2006, the Exchange accepted for filing a purchase and sale agreement whereby the Company purchased an additional 320 acres of prospective gold and base metals mining claims near Mine Centre, Ontario. The block of eight 40-acre claims is contiguous on its western border to the Company's existing holdings on the southeastern shore of Bad Vermilion Lake. This transaction was a non-arm's length transaction as these claims were owned by two private parties including John (Jack) A. Bolen, a director of the Company. Under the terms of the agreement the Company issued 100,000 common shares valued at $25,000 ($0.25/share) and granted a 2.5% NSR to the property owners in return for a 100% interest in the claims.

On December 6, 2006, the Company announced that in a cash transaction, it acquired three additional Mine Centre Leasehold Patents containing high-priority exploration targets on lands adjacent to its holdings.

On January 25, 2007, the Exchange approved the Company's Option Agreement to purchase both mining and surface rights on two Freehold Mining Patents in the Kenora Mining Division of Ontario. The Patents contain the historic Manhattan Mine and are adjacent to the Company's holdings at Mine Centre. The Company paid $7,500 in cash and issued 150,000 common shares, at a deemed price of $0.20 per share, to the Optionors. The Option consists of three 5-year periods, during which Q-Gold may conduct exploration operations on the Patents. The first two periods are renewable by the Company if all payments to Optionors are current. Beginning in Year 1 of Option period 2, Q-Gold may purchase the Patents for $75,000 in cash or $100,000 during Option period 3. The Company is also obligated to pay the Optionors annual advance royalty payments of $2,500, $5,000 and $7,500 on each anniversary during the first, second and third Option periods, which are deductible from future NSR payments. Upon exercise of the Option, Q-Gold will grant the Optionors a 2% NSR payable on all mineral production from the Patents.

On February 16, 2007, the Exchange approved the Company's acquisition of the assets of Nipigon Gold Resources Ltd. ("Nipigon"). The principal assets acquired were six Crown Leases totaling 240 acres

surrounded by the Company's Mine Centre holdings. Pursuant to the acquisition, the Company paid Nipigon $25,000 in cash and issued 1,000,000 common shares at $0.25 per share to Nipigon shareholders and will also pay Nipigon a series of cash production payments totaling $500,000 when gold production from the six Crown Leases reaches 50,000 ounces, in 10,000 ounce increments. The six Crown Leases are subject to an existing Net Smelter Return Royalty of 3%.

On March 21, 2007, the Exchange approved the Company's Option Agreement to purchase five mining claims adjacent to its Mine Centre holdings. The claims were optioned from a private party for $5,000 in cash and 100,000 shares at a deemed price of $0.25/ share. The owner will also receive a cash payment of $7,500 and Company stock valued at $50,000 on the first anniversary of the Option Agreement and $10,000 cash and $75,000 in stock on the second anniversary. The Company also agreed to work commitments of $30,000 and $60,000 in years one and two of the Option Agreement. Upon exercise of the Option, the owner will receive an NSR of 2% on all mineral production from the claims.

On June 19, 2007, the Exchange approved a series of transactions whereby the Company acquired options on 1,638 acres of patented land in the Rainy River area of Ontario, adjacent to the Company's 2,600 acres of staked claims, announced in April of 2007. The Company compensated the private landowners with cash and 102,380 common shares. The options will vest after a series of annual cash payments over the five year term, or earlier at the Company's election. The landowners also will retain a 2% Net Smelter Return.

On July 19, 2007, the Company announced it had acquired an option to acquire 1,000 acres adjoining its Iron Ridge Prospect on the western shore of Bad Vermilion Lake. Under the terms of the option, the property owners received a cash payment and 75,000 common shares of the Company. The Company can exercise the option by making additional cash payments and issuing 100,000 and 125,000 common shares to the owners on the first and second anniversaries, respectively. The owners also will retained a 2% Net Smelter Return.

On July 26, 2007, the Company announced it had acquired options on an additional 3,616 acres of patented land in the Rainy River area of Ontario. The Company compensated the private landowners with cash and 214,728 common shares. The options will vest after a series of annual cash payments over the five year term, or earlier at the Company's election. The landowners also will retain a 2% Net Smelter Return.

5 PROPERTY, PLANT AND EQUIPMENT

			Sept. 30, 2007	Dec. 31 2006
	Cost $	Accumulated amortization $	Net $	Net $
Office equipment	4,174	1,429	2,745	1,034
Computer equipment	15,256	7,246	8,010	1,463
Field Equipment	116,379	20,354	96,025	11,166
	135,809	**29,029**	**106,780**	**13,663**

6 LOANS PAYABLE

During 2005, the Company issued promissory notes totaling US$ 14,014 to various lenders at a rate of 7.5% per annum. These notes were retired by the Company on May 1, 2006.

7 SHARE CAPITAL

Authorized

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of Shares	Amount $
Balance as at December 31, 2006	31,944,289	9,514,129
Shares Issued during the Period	8,037,112	1,912,773
Less Share issue costs	-0-	< 166,503 >
Balance as at June 30, 2007	**39,981,401**	**11,260,399**

In January of 2007, the Company announced it had completed a non-brokered private placement of 1,250,000 Units at $0.20 each for gross proceeds of $250,000. Each Unit consists of one common share and one common share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase one common share at a price of $0.30 within twelve months of issuance and $0.35 during the ensuing twelve months.

On March 14, 2007, the Company announced it had completed a non-brokered private placement of 227,004 common shares at a price of $0.25 per share for gross proceeds of $56,751. In connection with this financing, the Company granted share purchase warrants to purchase 113,502 Common Shares at a price of $0.30 per share in year one and $0.35 per share in year two.

On April 19, 2007, the Company announced it had completed a non-brokered flow-through private placement of 4,810,000 units ("Units") at a price of $0.25 per Unit for gross proceeds of $1,202,500. Each Unit consists of one common share, issued on a "flow-through" basis, and one-half of a common share purchase warrant. Each whole Warrant entitles the holder to acquire one additional common share at an exercise price of $0.35 for a period of 24 months from issuance. The Company paid cash finder's fees of $65,375 and due diligence fees of $27,075, and granted 331,000 finder's fee warrants (the "Finder's Warrant"). Each Finder's Warrant entitles the holder to acquire one Unit at an exercise price of $0.25 for a period of 24 months from issuance. The Units issuable upon exercise of the Finder's Warrant have the same terms as the Units described above, except that they consist of Common Shares rather than flow-through shares. Also, the Company granted 120,000 warrants to acquire Common Shares at an exercise price of $0.35 per share to other finders participating in the financing.

During the nine months ending September 30, 2007, the Company issued 1,642,108 additional common shares in connection with an asset purchase and three options it obtained on mineral properties in the Mine Centre and Rainy River areas of Ontario. These transactions are described in Note 4, above.

Stock options

The Company has established a stock option plan for the benefit of directors, officers, employees and consultants of the Company. At September 30, 2007, 3,575,000 options (2006 – 1,970,000) had been granted under the following terms:

Number of Shares	Option price $	Expiry date
230,000	0.25	May 15, 2010
1,300,000	0.20	September 27, 2010
520,000	0.26	April 28, 2011
100,000	0.25	June 1, 2011
125,000	0.24	January 30, 2012
525,000	0.27	February 6, 2012
775,000	0.13	August 27, 2012

On May 31, 2007, the Company announced the engagement of AGORACOM Investor Relations to provide investor relations services. Under the terms of the engagement, the Company will grant to AGORACOM 230,000 stock options at an exercise price of $0.25 per common share. The options will vest in four quarterly installments, with the first installment vesting on August 15, 2007, and will expire on May 15, 2010.

8 RELATED PARTY TRANSACTIONS

In October of 2005, the Company exercised an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's interests the Mineral Properties as described in Note 4, above.

The Company has entered into agreements whereby two officers were paid approximately $97,452 (2006 - $89,843) for management fees and one director was paid $47,625 (2006 - $45,500) for consulting fees during the nine month period ending September 30, 2007.

Eugene Chen, Corporate Secretary and Director of the Company, is an associate of Fraser Milner Casgrain, LLP, a firm that was paid $102,643 for legal services provided to the Company during the period. A portion of these fees were debited to Share Issuance Costs.

9 SUBSEQUENT EVENTS

On November 9, 2007, the Company announced the completion of a private placement of 4,806,500 units ("Units") at a price of $0.16 per Unit, for gross proceeds of $769,040. Each Unit consisted of one "flow-through" common share of the Corporation (a "Flow-Through Share") and one-half of one common share purchase warrant (a "Warrant"). Each full Warrant will entitle the holder to purchase one additional common share of the Corporation (a "Common Share") at a price of $0.25 for a period of 24 months from the date of issuance.

82-4931

Q-GOLD RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTERIM REPORT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 DATED NOVEMBER 29, 2007

GENERAL

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Consolidated Financial Statements for the nine months ended September 30, 2007 of Q-Gold Resources Ltd. ("Q-Gold" or the "Company") and the notes thereto.

This MD&A was prepared in conformity with National Instrument 51-102F1 and has been approved by the Company's Board of Directors prior to release. Under this Instrument, the Company is defined as a "Venture Issuer".

OVERALL PERFORMANCE

The Company is currently exploring for precious and base metals and PGE's on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of over 33,000 acres and almost 8,000 acres in the Rainy River greenstone belt (collectively referred to as the "Mineral Properties"). The Mineral Properties are located within the Archean Greenstone Belt of the Superior Province of Northwestern Ontario. The Mineral Properties include the Foley and Golden Star gold mines, both located in the historic gold mining camp at Mine Centre. These two mines combined, produced over 16,000 ounces of gold in the late 1890's and 1930's and have remained undeveloped ever since. Currently the Mineral Properties are only in the exploration stage and the Company has not conducted any development or mining operations on them.

The Company completed an exploratory drilling program at Mine Centre and initiated the Foley Gold Mine Rehabilitation Project (the "Foley Project") during the nine months ending September 30, 2007. The rehabilitation of the Foley Mine North Shaft Collar and construction of the accompanying infrastructure and buildings were completed in August and the permitting phase of the Foley De-watering Project is underway. Once the mine has been de-watered to the 400' level and safe entry declared by mining engineers, the Company plans to begin inspection and underground exploration activities on the over 2.5 kilometres of existing drifting in the mine. A series of "structural" holes in the Foley Vein Complex were drilled in the summer of 2007 which established the presence of the veins at depths ranging from 300 to 1,100 metres. Production from the mine is not anticipated during 2007 or 2008.

In July, the Company acquired an option on an additional 1,000 acres of the Iron Ridge Prospect, on which it now controls 2,520 acres. The Iron Ridge Prospect has the potential for both platinum group elements (PGE's) and a copper/ nickel/ cobalt suite of mineralization.

During the nine months ending September 30, 2007, the Company acquired options on 5,254 acres and staked claims on 2,600 aces near Rainy River Resources' Ltd.'s recently announced gold discoveries in Northwestern Ontario. The Company is planning a reverse circulation drilling program on its 7,854 acres of landholdings near Rainy River during the first half of 2008.

The Company completed three equity financings during the first nine months of 2007, resulting in gross proceeds totaling $1,530,851. In addition, on November 9, 2007, the Company announced the completion of a $769,040 flow-through private placement. These funds are being used to fund the Foley Project and exploration activities at Mine Centre and Rainy River, and for general and administrative expenditures.

RESULTS OF OPERATIONS

As the Company is currently a mineral exploration company, it did not have any revenues or profits from operations as of the date of this MD&A and does not expect to receive any income from the Mineral Properties in the near future. Results from exploration activities, coupled with the price of gold, will materially affect any future development plans for the Mineral Properties.

The Company remains optimistic about the outlook for gold prices through 2007-2008 and looks forward to continuing an active exploration program on the Mineral Properties through that period.

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the Company's eight most recently completed quarters:

	2007			2006				2005
	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.
Total Revenues	$ 9,098	$ 19,860	$ 7,238	$ 9,116	$ 3,705	$2,114	$ 772	$ 1,772
Income (Loss) before discontinued operations & extraordinary items	(778,895)	(1,260,557)	(792,028)	(335,449)	(371,419)	(620,783)	(93,171)	(166,539)
Income (Loss) per Share	(0.02)	(0.04)	(0.02)	(0.01)	(0.02)	(0.03)	(0.01)	(0.04)
Income (Loss) per diluted share	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.02)	(0.00)	(0.02)
Net Income (Loss)	(767,694)	(1,196,874)	(757,452)	(357,122)	(348,832)	(644,756)	(89,462)	(119,598)
Net Income (Loss) per Share	(0.02)	(0.03)	(0.02)	(0.02)	(0.02)	(0.03)	(0.01)	(0.03)
Net Income (Loss) per diluted share	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.02)	(0.00)	(0.02)

FINANCIAL CONDITION

For the three months ending September 30, 2007, Q-Gold reported (prior to extraordinary items) a loss of $778,895 ($0.02 per share) versus a loss of $371,419 ($0.02) in the same period of 2006. The increased losses reported by the Company in 2007 over the same period in the previous year is the result of increased exploration work on the Mineral Properties and the initiation of the Foley Project, the costs of which are expensed and charged against earnings until economically recoverable reserves are established. Until Q-Gold can establish economically recoverable reserves and initiate mineral production on the Mineral Properties, the outlook for both cash flow and profit will be negative. In the near-term, the Company anticipates being able to fund the remainder of its 2007 and early 2008 exploration activities from cash on hand and, as required, will obtain additional funds via equity financings to continue exploration activities on the Mineral Properties and the Foley Project, as well as general corporate activities (see "Liquidity and Capital Resources", below).

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2007, the Company had a working capital surplus of $704,568. Since the Company is a mineral exploration company without any sales to generate positive cash flow, it will need to obtain funds for future exploration and development activities on the Mineral Properties via equity or debt financings.

ADDITIONAL DISCLOSURES

For the three months ending September 30, 2007, the Company incurred exploration expenses totaling $638,034 (2006 - $258,704) on the Mineral Properties. General and Administrative Expenditures for the period totaled $149,959 (2006 - $116,419). The increase in expenditures over these compared periods is the result of expanded operations by the Company on the Mineral Properties and the Foley Project.

OUTSTANDING SHARE DATA

The Company's authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of first and second preferred shares ("Preferred Shares"). A total of 44,787,901 Common Shares were issued and outstanding and 74,443,708 Common Shares on a fully-diluted basis as of the date of this MD&A. No Preferred Shares were issued as of the date of this MD&A, Of the Company's common shares included in the issued and outstanding total above, 1,533,050 are in escrow with Computershare Trust Company of Canada and will be released incrementally every six months, with the final release scheduled on September 27, 2008.

As of the date of this MD&A, the Company has 3,575,000 stock options outstanding to Directors, Officers, Employees and Consultants of the Company at an option prices ranging from $0.13 to $0.27 per share, with expiry ranging from May 15, 2010 to August 27, 2012. As a result of completed financings, there are purchase warrants and Agent's Options outstanding, allowing for the purchase of an additional 22,956,582 common shares of the Company, with exercise prices ranging from $0.16 to $0.35 and expiration dates from August 18, 2007 to November 9, 2009.

FORWARD LOOKING STATEMENTS

Certain statements contained in the MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information and representations in this unaudited interim MD&A. The financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this MD&A is consistent with the data presented in the financial statements.

Q-Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

ADDITIONAL INFORMATION

Additional Information on Q-Gold, including Quarterly and Annual Financial Statements, an Annual Information Form, an Information Circular and the NI 43-101 Qualifying Report on the Company's Mine Centre Properties are all available on SEDAR at www.sedar.com.

82-4931

Form 52-109F2
Certification of Interim Filings

I, **J. Bruce Carruthers II, Chief Executive Officer of Q-Gold Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Q-Gold Resources Ltd.**, (the issuer) for the interim period ending **September 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 29, 2007

J. Bruce Carruthers II
Chief Executive Officer

82 - 4931

Form 52-109F2
Certification of Interim Filings

I, **Eric A. Gavin, Chief Financial Officer of Q-Gold Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Q-Gold Resources Ltd.**, (the issuer) for the interim period ending **September 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 29, 2007

Eric A. Gavin
Chief Financial Officer

END